

August 24, 2016

Eric F. Fess, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603

Re: Guggenheim Defined Portfolios, Series 1490
          File Nos. 333-212684 and 811-03763

Dear Mr. Fess:

On July 26, 2016, you filed a registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1490 (the "Fund"), consisting of a unit investment trust, Guggenheim Investment Grade Corporate Trust 5-8 Year, Series 1 (the "Trust"). We have reviewed the registration statement, and have provided our comments below. For convenience, we generally organized our comments using headings and defined terms from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS

Investment Summary — Principal Investment Strategy

1.   The first sentence of the first paragraph of this section states that the Trust "will consist of a portfolio of investment-grade corporate debt obligations." However, the first sentence of the second paragraph of this section states that the Trust portfolio "consists primarily of corporate debt obligations and may also include U.S. government bonds, corporate bonds, sovereign foreign bonds, mortgage- and asset-backed securities and loan participations." Please revise these sentences to provide a consistent description of the Trust's portfolio. In addition, in the discussion of the Trust's principal risks, please disclose the risks associated with the Trust's investments in mortgage- and asset-backed securities and loan participations.

2.   The third sentence in the second paragraph of this section states that 80% of the value of the Trust's assets consists of "investment-grade corporate debt obligations maturing in approximately 5 - 8 years." Please delete the term "approximately" from this sentence.

3.   The fifth sentence in the second paragraph of this section states that investment-grade securities will be those rated investment-grade by at least one statistical rating organization or, if unrated, deemed to be of "comparable credit characteristics" by the sponsor. Please revise the phrase "comparable credit characteristics" to "comparable credit *quality*." Please also disclose in this section that, if a debt obligation is rated investment-grade by only one statistical rating organization, it may be rated below investment-grade, or "junk," by another statistical rating organization. <u>See</u> the discussion of "split-rated securities" in the Investment Risks section of the prospectus.

GENERAL COMMENTS

4.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

5.   Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

6.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its sponsor are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

* * * * * * *

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6959.

Sincerely,

/s/ Edward P. Bartz

Edward P. Bartz
Senior Counsel